FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 22, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Mark Laurie Name: Mark Laurie
Title: Company Secretary
Date: 22 February 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

FINANCIAL RESULTS FOR YEAR ENDED 31 DECEMBER 2005 APPENDIX 4E FULL YEAR REPORT
(This release should be read in conjunction with the Fourth Quarter Production Report and Preliminary Full Year Results released on 30 January. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December 2005, compared with the 12 months to December 2004.).
Financial Performance Overview
•	Full year gold production of 596,000 ounces, including a record 365,000 ounces in the second half.

•	Gold grade of 5.98 g/t for the year, and a record 8.54 g/t for the final quarter.

•	Revenues of $224.9 million, down 4% due to increased hedge deliveries during the period.

•	Gross cash costs of $373 per ounce for the full year, reducing to $294 per ounce for the final six months.

•	Total cash costs at $283 per ounce for the full year, reducing to $232 for the final six months.

•	Operating cashflow of $9.5 million for the year and $52.4 million for the six months to December.

•	Net profit of $9.8 million for the year, $30.6 million for the second half.
Outlook
•	2006 gold production to increase to a record 670,000 ounces.

•	Material movements in 2006 to rise to 54 million tonnes.

•	Ore mined to increase to approximately 10 million tonnes, including 3.8 million tonnes of high grade ore.

•	Average annual material movements for 2007 – 2010 inclusive, to be approximately 55 – 60 million tonnes, including 11-13 million tonnes of ore p.a.

•	Gold production to average more than 800,000 ounces per year for 2007 – 2010.

FINANCIAL OVERVIEW

	31 Dec 2005	31 Dec 2004%
Year ending	(US$M)	(US$M)	Change
Revenue
Cash Revenue	243.8	243.3	—
Non-cash Revenues	(18.9)	(8.6)	219

Total revenue	224.9	234.7	(4)

Site cash costs
Gross cash costs	222.2	213.8	4
Deferred waste and inventory movements — cash	(34.3)	(34.1)	—
Economic grade stockpile — cash	(22.4)	(18.1)	24

Total cash costs	165.5	161.6	2

Non-site cash costs	15.5	10.8	43

Non-cash costs
Depreciation and amortisation	35.8	32.9	9
Deferred waste and inventory movements — non cash	(4.7)	(7.3)	(35)
Economic grade stockpile — non cash	(2.9)	(7.1)	(59)

Total non-cash costs	28.2	18.5	52

Total costs before adjustments	209.2	190.9	9.6

Profit before adjustments and tax	15.7	43.8	(65)

Asset impairment reversal	—	205.7	—
Economic grade stockpile impairment reversal	—	65.0	—
Income tax (charge) / benefit recognised	(5.9)	14.7	—

Net profit after tax attributable to members of the company	9.8	329.2	(97)

Financial performance improved dramatically during the year.
MANAGING DIRECTOR’S REVIEW
Following the announcement of the preliminary, unaudited financial results in January, Lihir Gold has today released its final full year report, confirming a profit of $9.8 million for 2005. Operating cashflow for the year was $9.5 million.
Financial performance improved dramatically during the year, with a first half loss of $20.8 million followed by a second half profit of $30.6 million.
Results for the first half reflected the transitional stage of mining operations out of the largely depleted Minifie pit, and into the newly developed Lienetz pit. This meant that ore grades in the period were low, leading to lower production, while costs increased due to rising oil prices.
The second half saw mining begin to access the higher grade segments of the Lienetz ore body, leading to record gold production of 365,000 ounces in the half.
At the same time, costs were reduced due to the commissioning of the 30 MW geothermal power plant in July. The use of geothermal power saved approximately $11.6 million in the year, although the benefits were eroded by increases in the costs of residual fuel oil and diesel requirements.
The combination of increased production and lower costs led to a significant improvement in the unit cost performance, with gross cash costs reducing to $293 per ounce in the second half, from $497 per ounce in the first half. Total cash costs were at $231 an ounce in the second half, compared with $363 in the first six months.
The strong second half performance was despite a major landslide on October 9, which occurred on the natural hillside to the north of the mine, blocking road access from the town, and cutting water supply to the process plant.
The landslide, together with earlier water supply interruptions, caused production to be halted for almost a month, leading to a significant reduction in gold output.
Water supply was restored by early November, a new roadway has now been built, and operations have returned to normal.
Overall mining movements in the year totaled approximately 42 million tonnes, which was well below our stated target of 54 million tonnes, and left us behind schedule in accessing higher grade ore phases in Lienetz. While this was partly due to the landslide, which reduced productivity by requiring employees to be moved into and out of the mine by boat, poor mobile equipment availability also had a major impact.
A number of initiatives are being implemented to lift equipment utilisation rates through improved maintenance and staffing. Five new haul trucks and an additional shovel are also being brought into service from July, boosting the truck fleet to 34 and increasing the number of shovels to five.
Another major initiative announced during the year was the construction of a flotation circuit in the process plant, which will boost autoclave feed grades and enable economic processing of lower grade ores. The flotation project, budgeted to cost a total of $162 million, is scheduled for completion in the first quarter of 2007, and will lift gold production by approximately 140,000 ounces per year. Building is now well advanced and proceeding to plan.
Construction of a 20 MW expansion of the power plant also is proceeding and is due for completion before year end. The expansion will take total geothermal power capacity to 56 MW, which will make the operation self sufficient in power supply for the period until the flotation plant is in operation. Opportunities for further capacity to meet future power requirements are being examined.

The future for the company looks promising, featuring rising production and reducing unit costs.
Outlook
The various initiatives outlined above will help to drive improved production and reduced costs in the current year and into the future.
The following table sets out the expected production profile for the five years to the end of 2010.

		Average
	2006	2007-2010
Material movements (Mt)	54	55-60
Ore mined (Mt)	10	11-13
High Grade ore mined (Mt)	3.8	4-4.5
Ore milled (Mt)	4.3	5.5-6.0
Autoclave feed (Mt)	4.3	4.4
Autoclave feed grade (g/t)	5.5	6.0	+
Gold produced (Kozs)	670	800	+
In 2006, approximately 670,000 ounces of gold will be produced, which will be a record for the company. Of this, some two thirds will be sold at spot prices, with the remainder delivered into hedge contracts, demonstrating that Lihir continues to be very highly leveraged to the rising gold price.
Beyond 2006, production will increase significantly due to the addition of the flotation circuit.
For the period from 2007 to 2010, inclusive, gold production will average in excess of 800,000 ounces per year.
In the meantime, additional work is being undertaken to examine opportunities for further growth and improved efficiencies. With a resource of 40 million ounces, and a reserve of 21 million ounces, the Lihir operation is of sufficient size to sustain significantly increased annual production than is currently being achieved. Options for expansion of production capacity are being reviewed, including biological oxidation, or additional autoclaves. These would bring forward production from future years and enable earlier processing of the lower grade ores currently being stockpiled. At December, approximately 36 million tonnes of ore was stockpiled, containing more than three million ounces of gold.
Conclusion
In summary, the year has been a period of good progress for the company, despite the setback of the landslide in October.
The future for the company looks promising, featuring rising production and reducing unit costs. I look forward to reporting further operational improvements and significantly increased profitability in the current year.

Arthur Hood
Managing Director

Gold grade reached a record 8.54 g/t in the final quarter.
Production
Gold production was 596,000 oz for the year, compared with 599,000 oz in 2004, and included a record 365,000 oz in the second half. The average gold grade for the year was 5.98 grams/tonne, compared with 5.11 g/t in 2004. Gold grade reached a record 8.54 g/t in the final quarter.
Revenue
Revenue for the second half was $156.1 million, which was more than double the first half revenue, and 19% higher than the corresponding December half of 2004. The increase was driven by record gold sales and higher gold prices.
During the December half-year, 357,304 ounces were sold at an average cash price of $446 an ounce. That included 281,547 ounces at an average spot price of $477 per ounce, and 75,757 ounces delivered into hedges at $329 an ounce.
Deferral of hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $9 per ounce in the second half, although these were non-cash movements.
A total of 206,500 oz will be delivered into hedges in 2006 at a price of approximately $329 an ounce.
Operating Costs
Cash operating expenses, before deferrals, increased 4.1% to $235.2 million, driven by higher mining costs and general administration costs.
Mining costs increased by 6.2% to $95.3 million, due to increased fuel prices and the running costs of additional mining fleet introduced in mid-2004. A combination of higher costs and reduced material movements led to a 21% increase in mining costs per tonne to $2.23.
General administration costs rose by 9% to $57.9 million, and included costs associated with recovery operations after the landslide in October, as well as additional community housing and education expenditure.
Processing costs were steady at $41.6 million for the year. While ore milled reduced by 15% to 3.5 million tonnes, affected by the landslide in the second half, operating costs were relatively stable due to a high component of fixed costs and increases in some reagent expenses.

	Dec	Dec	(% change
12 months to:	2005	2004	2004-2005)
Material moved (Mt)	41.6	46.8	(11)
High grade ore mined (Mt)	3.5	5.0	(30)
Economic grade ore mined (Mt)	5.9	6.6	(11)
Waste (Mt)	32.2	35.2	(8)
Ore milled (Mt)	3.5	4.1	(15)
Average grade (Au g/t)	5.98	5.11	17
Gold recovery (%)	89.7	88.4	1
Gold produced (Kozs)	596	599	(1)
Avg cash price realised (US$/oz)	412	399	3
Total cash costs (US$/oz)	283	270	5
Gross cash costs (US$/oz)	373	357	4

Power generation costs reduced by 6% to $27.4 million, despite significant increases in diesel and heavy fuel oil costs. The commissioning of the geothermal power station in July saved $11.6 million in fuel costs, which was significantly offset by HFO price increases. Power generation costs will reduce in the current year due to the full year utilisation of the 30 MW power plant commissioned in July.
The amount of mining costs deferred to future periods reduced from $37.8 million to $25 million, due to reduced waste material movements in the year, compared with 2004. Some $25.3 million in costs of building the economic grade stockpiles were deferred to future periods, in line with 2004.
Income Tax
The company uses tax-effect accounting in its profit and loss statement, at the PNG corporate tax rate of 30%. These are notional amounts due to the significant accumulated tax losses on the balance sheet and accelerated depreciation concessions available to the company. In cash terms, tax is not expected to be paid before 2010, depending on the gold price and profit outcomes.
Cash and Debt
At December 2005, Lihir had $127.8 million in cash on hand, up from $83.6 million at the end of 2004. A gold loan of $215.5 million, which was fully drawn in September 2005 appears in the balance sheet as Borrowings. A total 480,000 ounces of gold were borrowed by the company, and monetized at a price of $449 per ounce.
There was a net cash inflow of $44.2 million in the year, as per the following table:

	2005	2004
Cash flows	(US$M)	(US$M)
Operating cash flow	10.2	28.2
Capital expenditure	(99.5)	(87.7)
Net interest	(0.7)	2.2
Net debt drawdown / (repayments)	196.0	(14.0)
Hedge restructure	(62.2)	—
Equity raised	—	2.3
Other	0.4	—
Net cash inflow (outflow)	44.2	(69.0)
Capital expenditure during the year was primarily related to construction of the geothermal power station and the flotation project.
Accounting Standards and Audit Status
These financial statements have been prepared by the Company in accordance with International Financial Standards and are in the process of being audited by the Company’s Auditors.
The same accounting policies and methods of calculation are employed in these 2005 financial statements as were used in the financial statements for the year ended 31 December 2004 contained in the company’s 2004 Annual Report.
Additional accounting policy and method employed in the 2005 financial statements relates to the gold loan facility.
In compliance with IAS 39, the gold loan is accounted for as borrowings on an historical cost basis. Although the gold loan contains an embedded derivative, and would ordinarily be subject to cashflow hedge accounting, an exemption within the Standard allows the Company to account for the loan on an historical cost basis because subsequent repayment is by physical delivery of gold ounces.
For further information on accounting policies, please refer to the annual report and previous profit results available on the company’s web site.

FINANCIAL STATEMENTS
Income statement

	31 Dec 2005	31 Dec 2004
Year ending	(US$M)	(US$M)
Revenue
Gold sales at spot	263.9	245.4
Realisation of hedging instruments	(25.2)	(6.7)
Gold lease rate fees	5.0	4.6
Fair value gains	(5.4)	8.6
Realisation of deferred hedging costs	(13.5)	(17.2)
Other revenue	0.1	—

Total revenue	224.9	234.7

Costs
Mining expenses	(95.3)	(89.7)
Exploration expenses	(6.2)	(5.3)
Processing costs	(41.6)	(41.5)
Power generation costs	(27.4)	(29.2)
General administrative costs	(57.9)	(53.1)
Refining, royalty and management fees	(6.8)	(7.2)

Cash operating expenses before deferrals	(235.2)	(226.0)
Deferred mining costs	25.0	37.8
Economic grade stockpile costs transferred to inventories	25.3	25.2
Other costs deferred and transferred to inventories	13.9	3.6
Depreciation and amortisation	(35.8)	(32.9)

Total operating expenses	(206.8)	(192.3)

Operating profit before impairment reversals	18.1	42.4
Impairment reversal of mine properties	—	205.7
Economic grade stockpile impairment	—	65.0
Operating profit	18.1	313.1

Interest income	1.2	3.5
Finance costs	(3.6)	(2.1)
Profit before taxation	15.7	314.5

Income tax charge/ (benefit) recognised	5.9	(14.7)
Profit for the year	9.8	329.2

	Full year 2005	Full Year 2004
Ratios	(US$M)	US$M)
Consolidated profit/loss) from ordinary activities before tax as a percentage of total revenues	7.0%	134.0%

Profit (loss) from ordinary activities after taxation as a percentage of equity	1.2%	39.3%

Net debt to debt plus equity	8.8%	N/A
Earnings per share (EPS)

	Full Year 2005	Full Year 2004
	(US$M)	US$M)
Basic EPS	0.8	25.6

Diluted EPS	0.8	25.6

Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS (000’s)	1,284,225	1,284,082

Balance Sheet

	31 Dec 2005	31 Dec 2004
	(US$M)	(US$M)
ASSETS
Current Assets
Cash and cash equivalents	127.8	83.6
Derivatives	0.6	0.5
Inventories	81.7	60.2
Receivables	5.3	5.1
Prepayments	3.7	4.9
Deferred mining costs	—	—

Total current assets	219.1	154.3

Non-current assets
Derivatives	4.2	21.2
Inventories	115.5	90.2
Receivables	0.5	0.5
Deferred mining costs	92.0	66.9
Mine properties	800.4	739.0
Deferred taxation	87.7	84.8

Total non-current assets	1,100.3	1,002.6

Total assets	1,319.4	1,156.9

LIABILITIES
Current liabilities
Bank overdraft	—	—
Derivatives	40.8	51.8
Accounts payable	34.4	29.4
Provisions	5.6	3.6
Borrowings	—	19.5

Total current liabilities	80.8	104.3

Non-current liabilities
Derivatives	227.2	203.4
Provisions	12.4	12.0
Borrowings	215.5	—

Total non-current liabilities	455.1	215.4

Total liabilities	535.9	319.7

EQUITY
Share capital	1,027.5	1,027.5
Revaluation reserves	(225.7)	(162.2)
Accumulated losses	(18.3)	(28.1)

Total equity	783.5	837.2

Total liabilities and equity	1,319.4	1,156.9

Retained Profits

	31 Dec 2005	31 Dec 2004
Year ending	(US$M)	(US$M)
Retained profits (accumulated losses) at the beginning of the period	(28.1)	(357.3)

Profit/from ordinary activities after taxation	9.8	329.2

Net transfers from/(to) reserves	—	—

Net effect of changes in accounting policies	—	—

Dividends and other equity distributions paid or payable	—	—

Retained profits (accumulated losses) at end of financial period	(18.3)	(28.1)

No dividends were declared or paid in 2005 or 2004.
No final dividend is proposed for 2005.
Issued and quoted securities at end of year

	As at 31 Dec	As at 31 Dec
	2005	2004

Ordinary securities (000’s)	1,284,225	1,284,225
Net tangible asset backing per ordinary security

As at 31 Dec	As at 31 Dec
2005	2004

53.8	60.0

Changes in equity

	31 Dec 2005	31 Dec 2004
Year ending	(US$M)	(US$M)
Balance at beginning of period	837.2	461.4
Increase in share capital	—	2.2
(Increase) / decrease in hedging reserves	(63.5)	44.4
(Increase) / decrease in accumulated losses	9.8	329.2

Total changes in equity for the period	(53.7)	375.8

Balance at end of period	783.5	837.2

Capital work in progress	31 Dec 2005	31 Dec 2004
Year ending	(US$M)	(US$M)
Opening balance	66.0	8.2
Expenditure incurred	99.5	87.7
Expenditure written off	—	—
Acquisitions, disposals, revaluation increments, etc	—	—
Expenditure transferred to mine properties	(98.6)	(29.9)

Closing balance included within balance sheet as “Mine Properties”	66.9	66.0

Ownership interest as
Associates	at 31 Dec 2005

Niugini Mining Ltd	100%
Niugini Mining Australia Pty Ltd	100%
Lihir Management Company Ltd (acquired 10 October 2005)	100%
Lihir Business Development Ltd (acquired 10 October 2005)	100%
Lihir Services Australia Pty Ltd (established 7 November 2005)	100%

Financial instrument revaluation reserve	US$M
The (increase) / decrease in revaluation reserves is reconciled as follows:

Revaluation reserve as at 31 December 2003	(206.6)
Movement in fair value of hedging instruments	(49.6)
Transfer of realised portion of fair value to income statement	6.8
Realisation of deferred hedging income	(0.7)
Realisation of deferred hedging costs	17.8
Realisation of the deferred tax assets	70.1

Net movement for the year to 31 December 2004	44.4

Revaluation reserve as at 31 December 2004	(162.2)
Movement in fair value of hedging instruments	(111.0)
Transfer of realised portion of fair value to income statement	25.2
Realisation of deferred hedging income	(0.7)
Realisation of deferred hedging costs	14.1
Realisation of the deferred tax assets	8.9

Net movement for the year to 31 December 2005	(63.5)

Revaluation reserve as at 31 December 2005	(225.7)

Statement of cash flows

	31 Dec 2005	31 Dec 2004
	(US$M)	(US$M)
Cash flows from operating activities
Receipts from operations	243.8	248.4
Payments from operations	(233.6)	(220.2)

Cash generated from operations	10.2	28.2
Interest received	1 .9	3.5
Interest and charges paid	(2.6)	(1.3)
Income taxes paid	—	—

Net cash generated from operating activities	9.5	30.4

Cash flows from financing activities
Drawdown of term debt	245.5	—
Repayment of term debt	(49.5)	(14.0)
Hedgebook restructure and fees	(62.2)	—
Proceeds of equity issue	—	2.3
Underwriting expenses	—	(0.1)
Dividend paid	—	—

Net cash used in financing activities	133.8	(11.8)

Cash flows from investing activities
Purchase of property plant and equipment (PPE)	(99.5)	(87.7)
Proceeds from sale of PPE	0.4	0.1

Net cash used in investing activities	(99.1)	(87.6)

Net Increase / (decrease) in cash held
Cash at the beginning of the year	83.6	152.6
Net (decrease) / increase in cash held	44.2	(69.0)

Cash and cash equivalents at 31 December 2005	127.8	83.6

	Full Year	Full Year
	2005	2004
Reconciliation of cash	(US$M)	(US$M)
Reconciliation of cash at the end of the year (as shown in the condensed statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	2.5	17.2
Deposits at call	125.3	66.4
Bank overdraft	—	—
Other	—	—
Total cash at end of year	127.8	83.6

	Full Year	Full Year
	2005	2004
Reconciliation of costs	(US$M)	(US$M)
Reconciliation of Gross Operating Costs (Income Statement) to Gross Cash Costs (Financial Overview)
Mining costs	(95.3)	(89.7)
Exploration	(6.2)	(5.3)
Processing costs	(41.6)	(41.5)
Power generation costs	(27.4)	(29.2)
General administrative costs	(57.9)	(53.1)
Refining, royalty & management fee	(6.8)	(7.2)

Total site & non site costs	(235.2)	(226.0)
less
G&A non operating costs	7.0	.1
add
other corporate costs	(2.5)	0.1

Gross operating costs	(230.7)	(218.8)
less
exploration & development	6.0	5.1
less
other corporate costs	2.5	(0.1)

Gross cash costs	(222.2)	(213.8)

OTHER INFORMATION
Future Hedging Impacts
A total of 206,500 oz will be delivered into hedges in the current year at a price of approximately $329 an ounce.
The table below sets out the impact of the hedge book and gold loan against revenues for 2006 and 2007, for a variety of gold price assumptions. Cash revenues are reduced due to delivery of gold into hedges at prices below prevailing spot prices. Non-cash movements relate to hedges which have been rolled forward, but are required to be brought to account at the original designated delivery date.

	2006	2007
Hedging impacts	(US$M)	(US$M)
$450/oz gold price

Cash revenues reduced by:	25.0	24.6
Non–cash revenue reduction:	19.0	27.3

$500/oz gold price

Cash revenues reduced by:	35.3	34.2
Non-cash revenue reduction:	29.3	36.9

$550/oz gold price

Cash revenues reduced by:	45.6	43.7
Non-cash revenue reduction:	39.7	46.4

The following table sets out the hedge delivery profile by quarter.
2006 Hedging Deliveries by Quarter

	Forwards		Bought Put Options		Sold Call Options
	Ounces	Price	Ounces	Price	Ounces	Price

Q1 Delivered	20,000	$310.14	0	$0.00	0	$0.00
Q1 Remaining	10,000	$335.00	0	$0.00	0	$0.00
Q2	40,000	$333.63	0	$0.00	0	$0.00
Q3	62,500	$324.89	0	$0.00		$0.00
Q4	55,000	$345.33	19,000	$315.00	19,000	$307.00

Total	187,500	$331.72	19,000	$315.00	19,000	$307.00
Future Cost Deferral Impacts
The following table sets out the expected impact of mining cost deferrals and the deferral of costs associated with building the economic grade stockpiles in the current year and in 2007.
These estimates are based on Lienetz pit strip ratio of 2.91. This strip ratio may change following a review of reserves, scheduled for finalisation in early 2007.

	2006	2007
Cost deferral impacts	(US$M)	(US$M)
Mining costs deferred
Cash costs reduced by:	26.2	25.0
Non-cash costs reduced by:	4.6	5.0

EGS costs deferred
Cash costs reduced by:	33.5	35.0
Non-cash costs reduced by:	5.0	5.0

FURTHER INFORMATION
Contact for investor information
Joe Dowling
Manager Investor Relations
Mobile: +61 421587755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One
Level 27, 345 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
E-mail: john.lawlor@computershare.com.au
ADR depository
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel: +1 212 815 8161
Fax: +1 212 571 3050
Web site: www.adrbny.com
Web site:
www.lihir.com.pg
Principal office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, AAMI Building
500 Queen St
Brisbane, Australia
Stock exchange listings
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B class shares.
Directors
Ross Garnaut—Chairman
Arthur Hood—Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Company Secretary
Mark Laurie
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.